Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Entity	Place of incorporation
Shenzhen Jayud Logistics Technology Co., Ltd.	PRC
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd	PRC
Shenzhen Jiayuda Global Supply Chain Co., Ltd.	PRC
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch	PRC
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, and Xiamen Branch	PRC
Jayud Global Logistics (Hong Kong) Limited	Hong Kong